Post-Qualification Offering Circular Amendment No. 34

File No. 024-10496

PART II

OFFERING CIRCULAR

 Groundfloor Finance Inc.

Dated: October 10, 2016

This Post-Qualification Offering Circular Amendment No. 34 (this “Offering Circular Amendment No. 34”) amends the offering circular of Groundfloor Finance Inc, dated December 8, 2015, as qualified on December 15, 2015, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Groundfloor Finance Inc. owns and operates a web-based investment platform www.groundfloor.us where we provide real estate development investment opportunities to the public, specifically through the issuance and sale of Limited Recourse Obligations (or “LROs”). The use of the terms “Groundfloor”, “Groundfloor Finance”, the “Company”, “we”, “us” or “our” in this Offering Circular refer to Groundfloor Finance Inc. unless the context indicates otherwise. Our principal offices are located at 75 Fifth Street, NW, Suite 2170, Atlanta, GA 30308. The phone number for these offices is (404) 850-9225. Our mailing address is PO Box 79346, Atlanta, GA 30357.

We will issue the LROs in distinct series, each corresponding to a real estate development project (each, a “Project”) to be financed by a commercial loan from us (each, a “Loan”). The borrower for each Project is a legal entity (the “Developer”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Developer.

The LROs will be unsecured special, limited obligations of the Company. The LROs are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the LROs. Our obligation to make payments on a LRO is limited to an amount equal to each holder’s pro rata share of amounts we actually receive as payments on the corresponding Loan, net of certain fees and expenses retained by us. See the sections titled “General Terms of the LROs” in the Offering Circular for additional information.

We do not guarantee payment of the LROs in the amount or on the time frame expected. The LROs are not obligations of the Developers or their Principals, and we do not guarantee payment on the corresponding Loans. We have the authority to modify the terms of the corresponding Loans which could, in certain circumstances, reduce (or eliminate) the expected return on your investment. See “General Terms of the LROs—Administration, Service, Collection and Enforcement of Loan Documents”.

The LROs are speculative securities. Investment in the LROs involves significant risk, and you may be required to hold your investment for an indefinite period of time. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 16 of the Offering Circular.

This Offering is being conducted on a “best-efforts” basis, which means our officers will use their commercially reasonable best efforts in an attempt to sell the LROs. Such officers will not receive any commission or any other remuneration for these sales. In offering the LROs on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

The LROs offered under the Offering Circular, including any post-qualification amendment thereto, may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Offering Circular Amendment No. 34 shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be, unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements. See “Investor Suitability Requirements.”

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Amendment No. 34, is part of an offering statement (File No. 024-10496) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Amendment No. 34 all of the information (i) contained in Part II of the Offering Circular, to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment, including the form of LRO Agreement beginning on page LRO-1 thereof; (ii) contained in Post-Qualification Amendment No. 11 to the Offering Circular, including the Financial Statements beginning on page F-1; and (iii) contained in Post-Qualification Amendment No. 31 to the Offering Circular, including the Financial Statements beginning on page F-25. Note that any statement that we make in this Offering Circular Amendment No. 34 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The Offering Circular is amended as follows:

Risk Factors

The following risk factor starting on page 16 of the Offering Circular is replaced, in its entirety, as follows:

Our management team has limited experience in mortgage loan underwriting.

As of October 10, 2016, (i) we have issued and sold 111 series of LROs totaling approximately $13,601,140 and (ii) are in the process of offering seven additional series of LROs totaling $916,150, with an average loan size of approximately $126,000. As of October 10, 2016, of the 111 Loans funded by our LRO program, 48 Loans have been paid back in full (four of which were paid following workout/default) and 63 Loans remain outstanding. Of the 63 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of October 10, 2016, none of the Loans is subject to a fundamental default. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of October 10, 2016, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts. Although none of these loans is subject to a fundamental default as of October 10, 2016, we have currently outstanding title insurance claims with respect to two of the loans. Our need or decision whether to pursue additional remedies with respect to any of these two loans (such as a negotiated settlement or foreclosure on the property) is pending the determination of these claims. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought. At the present, we believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. Although we expect to see a more normal distribution as our loan volume increases, our grades are an assessment of risk of loss should a default occur and cannot predict defaults resulting from idiosyncratic events.

Offering Update

This section provides updates to the disclosures regarding the Company’s ongoing offerings of Georgia Notes (through its subsidiary, Groundfloor GA) and LROs as set forth in Offering Circular under the title “Management Discussion and Analysis—Overview”:

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.

As of October 10, 2016, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of October 10, 2016, (i) we have issued and sold 111 series of LROs totaling approximately $13,601,140 and (ii) we are in the process of offering seven additional series of LROs totaling $916,150 from previously qualified PQA Nos. 25, 27, 28, and 29.

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of October 10, 2016. For these purposes, we characterize outstanding Loans as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment), or
o	after the original maturity date (following extension, modification or other workout arrangement).
•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information),

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs, or

o	“written off” (i.e., we have determined that all or a portion of the Loan is uncollectable).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$1,362	$6,544	$8,289	$5,172	$478	$97	$25
Loans Offered (#)*	13	52	63	37	4	1	1
Amount Originated	$649	$3,923	$5,221	$3,376	$309	$97	$25
Loans Originated (#)*	9	32	38	27	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$160	$1,483	$1498	$1,664	$210	$0	$0
Loans Paid at or Before Maturity (#)*	3	13	15	11	2	0	0
Amount Paid Following Workout/Default	$25	$0	$35	$96	$0	$0	$25
Loans Paid Following Workout/Default (#)*	1	0	1	1	0	0	1

Total Loans Currently Unpaid
Amount Current	$444	$2,325	$3,504	$1,091	$99	$97	$0
Loans Current (#)*	4	17	21	12	1	1	0
Amount in Workout	$20	$115	$185	$525	$0	$0	$0
Loans In Workout (#)*	1	2	1	3	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

As of October 10, 2016, we have withdrawn or abandoned our offering for various series of LROs totaling approximately $7,837,628 (including four series of LROs totaling $420,000 originally covered by our third offering statement and three series of LROs totaling $388,000 originally covered by PQA No. 4 that were withdrawn and later qualified by a subsequent PQA). As of October 10, 2016, we are in the process of qualifying an additional eighteen separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $1,851,670 pursuant to a PQA that has yet to be qualified. We have not commenced any offers with respect to any of these LROs and will not do so until the corresponding PQA has been qualified. We anticipate filing additional PQAs or new offering statements on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, as of October 10, 2016, of the 111 Loans funded by our LRO program, 48 Loans have been paid back in full (four of which were paid off following extension or modification) and 63 Loans remain outstanding. Of the 63 Loans outstanding, seven Loans are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these Loans, including negotiating additional workouts, as necessary; however, as of October 10, 2016, none of the Loans are subject to a fundamental default.

The table below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of October 10, 2016 to the extent they are not written off. Our collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of Loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$45	$115	$220	$621	$0	$0	$25
Loans Extended/Modified(#)*	2	2	2	4	0	0	1
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

We believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as our loan volume increases. Our grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Other than the defaults referenced above, we are not aware of any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of October 10, 2016 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0
Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout/Default	$75	$25	$165	$0	$140	$0	$0
Loans Paid Following Workout/Default (#)*	1	1	2	0	3	0	0
Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$123	$40	$0	$0	$0	$0
Loans In Workout (#)*	0	2	1	0	0	0	0
Amount in Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0
Amount Written Off	$0	$0	$0	$0	$0	$0	$0
Loans Written Off (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of October 10, 2016, of the 36 loans funded, 33 loans have been paid back in full and three loans are currently outstanding. All of the remaining three loans are in various stages of workout (payment default occurred and each were extended three months past the original maturity). We are in various stages of managing the repayment or further modification of each of these loans, including negotiating additional workouts. Although none of these loans is subject to a fundamental default as of October 10, 2016, we have currently outstanding title insurance claims with respect to two of the loans. Our need or decision whether to pursue additional remedies with respect to any of these two loans (such as a negotiated settlement or foreclosure on the property) is pending the determination of these claims.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of October 10, 2016 to the extent they are not written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

Interest Rate Adjustment

We recently announced our intention to reduce the interest rates we charge on our Loans. This proposed change in interest rates will not become effective until qualification of this Offering Circular Amendment No. 34 and will only apply to Loans and the corresponding series of LROs that we commence offering after such qualification. Upon qualification of this Offering Circular Amendment No. 34, the interest rates that we will offer on Loans and corresponding series of LROs that we commence offering after that date will range, subject to applicable law, between 3% and 28%. Therefore, any references throughout the Offering Circular to the range of interest rates that we will offer after such qualification date should be revised to reflect the new range of interest rates of between 3% and 28%, subject to applicable law, for any new Loans or corresponding series of LROs that may be subsequently qualified.

In addition, the lead in paragraph and table on page 52 of the Offering Circular (identifying the standard annual fixed interest rates that we apply to each letter grade under our Grading Algorithm) are replaced, in their entirety, as follows:

Each letter grade corresponds to the minimum fixed interest rate we will offer to a borrower, subject to applicable law, with respect to a particular Project and the corresponding Loan. At this time, the standard annual fixed interest rates for each letter grade are as follows:

All series of LROs corresponding to Loans offered before qualification of this Offering Circular Amendment No. 34 will continue to be based on the previously disclosed range of interest rates.

The information herein does not constitute an offer to sell or a solicitation of interest in any LROs we may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the Commission.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.

PART III — EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10440	3.3	August 21, 2015

4.1	Standard Form of LRO Agreement		1-A/A	024-10496	N/A	December 8, 2015

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	Offer Letter for Benjamin Armstrong dated September 12, 2013		1-A/A	024-10440	6.3	July 1, 2015

6.4	Offer Letter for Chris Schmitt dated February 24, 2014		1-A/A	024-10440	6.5	July 1, 2015

6.5	Form of Offer Letter for Officers and Key Employees		1-A POS	024-10440	6.5	September 12, 2016

6.6	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.7	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.8	Option Award Agreement for Chris Schmitt		1-A/A	024-10440	6.9	July 1, 2015

6.9	Option Award Agreement for Ben Armstrong		1-A	024-10488	6.10	October 7, 2015

6.10	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.11	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

6.12	Form of Nonqualified Stock Option Agreement		1-A POS	024-10488	6.12	September 12, 2016

6.13	Form of Incentive Stock Option Agreement		1-A POS	024-10488	6.13	September 12, 2016

6.14	Stock Repurchase Agreement for Benjamin Armstrong		1-A/A	024-10440	6.10	July 1, 2015

6.15	Stock Repurchase Agreement for Nikhil Bhargava		1-A/A	024-10440	6.11	July 1, 2015

6.16	Stock Repurchase Agreement for Brian Dally		1-A/A	024-10440	6.12	July 1, 2015

6.17	Stock Repurchase Agreement for Chris Schmitt		1-A/A	024-10440	6.13	July 1, 2015

6.18	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.19	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.20	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.21	Form of Loan Agreement		1-A/A	024-10440	6.14	July 1, 2015

6.22	Form of Promissory Note		1-A/A	024-10440	6.15	July 1, 2015

10.1	Power of attorney		1-A	024-10496	N/A	November 19, 2015

10.2	Power of attorney with new director		1-A/A	024-10496	N/A	November 25, 2015

11.1	Consent of Hughes Pitman & Gupton, LLP		1-A POS	024-10496	11.1	March 18, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 10, 2016.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2016
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	October 10, 2016
Nick Bhargava

*	Director	October 10, 2016
Sergei Kouzmine

*	Director	October 10, 2016
Bruce Boehm

*	Director	October 10, 2016
Michael Olander Jr.

*	Director	October 10, 2016
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact